SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 Amendment No. 1
ASPYRA, INC. (Name of the Issuer)
ASPYRA, INC. (Name of Persons Filing Statement)
Common Stock, no par value per share (Title of Class of Securities)
04538V104 (CUSIP Number of Class of Securities)
David Manno, Esq.
Jeff Cahlon, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway; 32 nd floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	[X]The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C , or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction [  ]

 Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

Calculation of Filing Fee
Transaction	Amount of filing fee
Valuation $504*	$0.11 **

*Set forth the amount on which the filing fee is calculated and state how it was determined.  This amount represents the total payments to be made by the Company to acquire fractional shares pursuant to the reverse split, estimated based on the closing price of $0.06 of the Company’s common stock as of January 15, 2010.  The fee is 0.02% of this valuation, or $18.46.

** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ...........................................................................
Form or Registration No.: ...........................................................................
Filing Party: ..................................................................................................
Date Filed: ....................................................................................................

INTRODUCTION

This Rule 13e-3 Transaction Statement, together with the exhibits hereto (the “Transaction Statement”), is being filed with the SEC by Aspyra, Inc., a California corporation (the “Company”), the issuer of the common stock that is subject to the reverse split.

On the date hereof, the Company filed with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to special meeting of the Company’s shareholders to be held on March 8, 2010, to consider an act upon a proposal to approve an amendment to the Company’s articles of incorporation to effect a one-for-101 reverse split of the Company’s common stock.  If the reverse split is approved by shareholders, then once the amendment to the articles of incorporation is filed with the Secretary of State of the State of California, the Company will no longer have 300 stockholders of record and will terminate its registration under the Exchange Act.

Pursuant to General Instruction G to Schedule 13E-3, the information in the Proxy Statement, including all exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied to show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

Item 1.  Summary Term Sheet.

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information.

The information set forth in the Proxy Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading.

a.	Name and address. The first page of the Proxy Statement.

b.	Securities. The question “Shares of common stock outstanding on the date that we received stockholder approval” under the heading “Summary Term Sheet.”

c.	Trading market and price. The heading “Market and Market Price of Our Common Stock” under “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split”.

d.	Dividends. The heading “Market and Market Price of Our Common Stock” under “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split”.

e.	Prior public offerings. The Company has not made an unwritten public offering of its securities during the past three years.

f.	Prior stock purchases. The Company has not purchased any of its securities during the past two years.

Item 3.  Identity and Background of Filing Person.

  The information set forth in the Proxy Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	The name and address:

The first page of the Proxy Statement

“Beneficial Ownership of Securities and Security Ownership of Management”

b.	Business and background of entities:

“Beneficial Ownership of Securities and Security Ownership of Management”

c.	Business and background of natural persons

“Beneficial Ownership of Securities and Security Ownership of Management”
“Management”

Item 4. Terms of the Transaction.

The information set forth in the Proxy Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Material Terms. “Summary Term Sheet” “Questions and Answers Concerning the Stockholder Action Taken” “Special Factors” “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split”.

c.	Different Terms. Not Applicable.

d.	Appraisal rights. “Summary Term Sheet” The caption “No Appraisal Rights” under “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split”.

e.	Provisions for unaffiliated security holders. None.

f.	Eligibility for listing or trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Proxy Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Transactions:
“Special Factors – Reasons for the Reverse Split” “Special Factors – Effects of the Reverse Split on our Affiliates” “Related Party Transactions”

b.	Significant corporate events:
“Special Factors – Reasons for the Reverse Split” “Special Factors – Effects of the Reverse Split on our Affiliates"

c.	Negotiations or contacts:
Summary Term Sheet “Special Factors – Reasons for the Reverse Split”

e.	Agreements involving the subject company’s securities:
“Special Factors – Reasons for the Reverse Split” “Related Party Transactions”

Item 6.  Purpose of the Transaction and Plans or Proposals.

The information set forth in the Proxy Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

b.	Use of securities acquired. Not applicable.

c.
Plans.

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

“Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split”.

Item 7. Purposes, Alternatives, Reasons and Effects.

The information set forth in the Proxy Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.
Purposes.

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken.”

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

“Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split”.

b.	Alternatives. “Questions and Answers Concerning the Stockholder Action Taken.”

c.
Reasons.

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

 “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split.”

d.
Effects.

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

“Special Factors – Effects of the Reverse Split on our Affiliates”

“Special Factors – Effects and Tax Consequences of the Reverse Split on our Other Stockholders”

“Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split.”

Item 8.  Fairness of the Transaction.

The information set forth in the Proxy Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.
Fairness.

“Summary Term Sheet”

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

“Special Factors – Fairness of the Reverse Split”

b.
Factors considered in determining fairness.

“Special Factors – Purposes, Alternatives and Effects of the Reverse Split”

“Special Factors – Reasons for the Reverse Split”

“Special Factors – Fairness of the Reverse Split”

c.	Approval of security holders. “Summary Term Sheet” “Questions and Answers Concerning the Stockholder Action Taken”

d.	Unaffiliated representative. “Questions and Answers Concerning the Stockholder Action Taken” “Special Factors – Fairness of the Reverse Split”

e.	Approval of directors. “Questions and Answers Concerning the Stockholder Action Taken” “Special Factors – Reasons for the Reverse Split” “Special Factors – Fairness of the Reverse Split”

f.	Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

The information set forth in the Proxy Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Report, opinion or appraisal: None

b.	Preparer and summary of report, opinion or appraisal: Not Applicable

c.	Availability of documents:

“Summary Term Sheet”

“Additional Available Information”

Item 10.  Sources and Amounts of Funds or Other Consideration.

The information set forth in the Proxy Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Source of funds. “Summary Term Sheet” “Questions and Answers Concerning the Stockholder Action Taken”

b.	Conditions. Not applicable.

c.	Expenses. “Summary Term Sheet” “Questions and Answers Concerning the Stockholder Action Taken”

d.	Borrowed funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company.

The information set forth in the Proxy Statement under the captions set forth after each subheading is incorporated herein by reference in response to the information required for such subheading:

a.	Securities ownership:

“Summary Term Sheet”

“Questions and Answers Concerning the Stockholder Action Taken”

“Special Factors – Effects of the Reverse Split on our Affiliates”

“Beneficial Ownership of Securities and Security Ownership of Management”

b.	Securities transactions: None

Item 12.  The Solicitation or Recommendation.  Not applicable.

Item 13.   Financial Statements.

a.	Financial Statements.

“Summary Financial Information”

The following financial statements of the Company are incorporated by reference from the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the nine months ended September 30, 2009:

The audited financial statement for the years ended December 31, 2008 and 2007, which are set forth in Item 8 of the Company’s Form 10-K for the year ended December 31, 2008, beginning on Page 38.

The unaudited financial statements for the nine months ended September 30, 2009, which are set forth in Item 1 of Part I of the Company’s Form 10-Q for the nine months ended September 30, 2009, beginning on Page 3.

b.	Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.  Not applicable.

Item 15. Additional Information.  Not applicable.

Item 16.  Exhibits.

a.1.	Schedule 14 A Preliminary Proxy Statement. (The Company hereby incorporates by reference the preliminary proxy statement which was filed with the SEC contemporaneously with this transaction statement)

a. 2
Form of letter to stockholders relating to the exchange of old stock certificates for new stock certificates and cash in lieu of fractional shares (included in the preliminary proxy statement which was filed with the SEC contemporaneously with this Transaction Statement and incorporated herein by reference.)

a .3
Form of transmittal letters for stockholders to deliver stock certificates to the transfer agent (included in the preliminary proxy statement which was filed with the SEC contemporaneously with this Transaction Statement and incorporated herein by reference.)

b.	Not applicable

c.	Not applicable

d.	Not applicable

f.	Not applicable

g.	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASPYRA, INC.

January 27, 2010	By:	/s/ Ademola Lawal
Ademola Lawal
Chief Executive Officer